August 10, 2012

Via Edgar and email

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

USA

Re:	The Bank of Nova Scotia
Form 40-F
Filed December 2, 2011
File No. 002-09048

Dear Mr. West,

This letter is in response to your letter dated July 17, 2012 in connection with your review of the Form 40-F (the Filing) for The Bank of Nova Scotia (the Bank) for the period ended October 31, 2011.

For your convenience, we have reproduced your comments and included our comments below.

Form 40-F, for Fiscal Year Ended October 31, 2011

Exhibit 2 – Management’s Discussion and Analysis

Many of the comments noted in your letter refer to Industry Guide III (the Guide). Our filing was based on our view that the Guide is not applicable to the Bank, as we are not a bank holding company. However, we understand that the SEC has indicated in Staff Accounting Bulletin 11:K (included in the Codification of Staff Accounting Bulletins) that there may be instances where particular guidance included in the Guide may be relevant and material to the operations of an entity and should therefore be provided. We will make every effort to provide the disclosure requested in your comments set forth below, in particular if the information required for the disclosure is readily available and operationally feasible to compile. As more specifically described below, certain of the disclosure requested requires extensive manual efforts and more time to compile to be in a form appropriate for disclosure. We have indicated our timing for these disclosures below.

Response Letter

File No. 002-09048

Table 6: Average balance sheet and interest margin, page 31

1.	We note your average balance sheets and the average yield for each major category of interest-bearing asset and interest-bearing liability. Please revise your future filings to include the amount of interest earned or paid on each of these major categories as required by Item I.B.1 of Industry Guide III.

In future annual filings, we will include the amount of interest earned and paid on each major category of interest-earning asset and interest-bearing liability within the MD&A.

Credit Quality, page 34

2.	We note your credit quality disclosures for your loan portfolio here and in Note 4 of your financial statements. Please tell us and revise to disclose in your future filings the amount of potential problem loans or loans that are not disclosed pursuant to Item III.C.1 of Industry Guide III, but where known information about possible credit problems of borrowers causes you to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

In addition to the disclosures referred to in your letter, in our financial statements (page 155 of Exhibit 3 of our Form 40-F), we provided the credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower (investment grade, non-investment grade, watch list and default), and retail AIRB portfolio by each PD (probability of default) grade. In our view, the watch list category for non-retail AIRB portfolio and very high risk grade for retail AIRB portfolio are considered potential problem loans. In addition to the disclosure in the financial statements, these disclosures were presented also in the MD&A on page 69 and 70 of Exhibit 2 of our Form 40-F. As such, we believe that our disclosures meet the above mentioned requirement.

Response Letter

File No. 002-09048

Risk Measurement Summary, page 71

3.	We note you use gap analysis, simulating modeling, sensitivity analysis and VaR to assess exposures to interest rate risk and for planning purposes. We also note from Table 34 on page 72 that as the rates increase so does annual income, but the economic value of shareholders’ equity declines. Please revise your disclosure in future filings to provide context as to how investors should view the output of the models presented on pages 71 and 72 for interest rate risk measurement. For example, disclose the metrics to which management compares the output of each model, expand your disclosure on the policies and global limits management has set and their procedures for addressing any breaches of the internal limits for the modeled outputs, and discuss whether any breaches of the internal limits have occurred during the periods presented.

We will revise our future annual filing to reflect enhanced disclosure, as follows.

Interest Rate Risk

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities and between the maturity and repricing mismatch (gap) of its assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The ALM strategy is executed by the Group Treasury with the objective of enhancing net interest income within established risk tolerances. Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.

Response Letter

File No. 002-09048

Table 34 shows the after-tax impact of a 100 and 200 basis point shift on annual income and economic value of shareholder’s equity. Based on the Bank’s interest rate positions at year-end 2011, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after-tax by approximately $178 million over the next 12-months. During fiscal 2011, this measure ranged between $143 million and $211 million. This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $144 million. During fiscal 2011, this measure ranged between $121 million and $249 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. There were no limit breaches in the reporting period.

Liquidity Risk, page 73

4.	We note the disclosure on page 74 that your principal sources of funding include capital, core deposits from retail and commercial clients, and wholesale funding. You state on page 75 that wholesale funding activities are diversified through the use of a number of different funding programs to access the global financial markets and extend your maturity profile, as appropriate. Please address the following regarding these disclosures and your overall liquidity sources in your response as well as your future filings:

•	Expand the discussion of your wholesale funding activities to include a transparent description of the funding programs you use and maintain, and to identify the nature of your counterparties;

•	Clearly discuss how you use these programs, as noted above, to extend your maturity profile;

•	Revise to discuss the sensitivity of the various sources of liquidity, as identified, to market conditions and fluctuations; and

•

Revise to clearly differentiate the sources available and accessed on a routine basis from those of which you plan to rely on when other liquidity sources are less available, such as those defined in your liquidity contingency plan referred to on page 74.

The Bank ensures that its funding sources are well diversified with funding source concentrations regularly monitored and analyzed by type. The principal sources of funding are capital, core deposits from retail and commercial clients through the Canadian and international branch network, as well as wholesale funding (including the securitization of assets).

Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $265 billion as at October 31, 2011, versus $256 billion last year (see Chart 46 on page 74 of Exhibit 2 of our Form 40-F). This increase was attributable primarily to an increase in capital and higher balances of demand and notice deposits. As at October 31, 2011, the Bank’s core funds represented 46% of total funding, versus 49% last year.

Response Letter

File No. 002-09048

Both short- and longer-term wholesale funding is raised by the Bank to supplement its core funds. Diversification is a key part of the Bank’s overall funding and liquidity management strategy. The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access global financial markets and raises funding across a variety of terms, currencies and investor classes including corporations, institutional money managers, pension funds and central banks.

In Canada, the Bank raises both short- and longer-term wholesale funding through the issuance of senior unsecured deposit notes. Additional term funding in Canada is generated through Canadian residential mortgage securitizations and the issuance of non-common capital including subordinated debentures. In the U.S., short term funding is raised through the issuance of certificates of deposits and commercial paper programs. The Bank’s US$16 billion Medium Term Notes Program is used to raise longer-term funding in the U.S. Internationally, the Bank generates short term funding through certificate of deposits in various currencies as well as an Australian commercial paper program. Term funding is raised internationally across a variety of currencies by a US$20 billion European Medium Term Note Program as well as a US$20 billion Global Covered Bond Program (issuance to date has been in USD and AUD).

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instrument and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments.

Should a period of extreme stress exist, such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with Central banks and securities.

In the Bank’s future annual filing, the Funding section will be expanded to reflect the above discussion.

Response Letter

File No. 002-09048

Fair value of financial instruments, page 79

5.	We note your valuation technique disclosures for level two and three measurements here and in Note 26 of your consolidated financial statements. Please revise your future filings either here or within your fair value measurement disclosures (as presented under IFRS) to provide more robust disclosure of your valuation techniques, including both the types of models used and the significant inputs to such models. Also disclose whether any of your fair value measurements rely on broker quotes or independent pricing services, and if so, how such prices are validated.

We have noted your comments on enhancing the Bank’s disclosures on valuation techniques to include models and inputs to the models and disclosures on fair value measurements and provide a mock up of such additional disclosure to be included in our future annual filing.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant non–market-observable inputs are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, options contracts and certain credit default swaps), and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation.

The Bank has processes and controls in place to ensure that its fair values are appropriate. An independent model review group reviews the Bank’s valuation models and approves them for use for specific products.

The Bank’s valuation policies require that all pricing or rate sources, such as brokers, dealers and consensus pricing services used for the purposes of independent price verification be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Response Letter

File No. 002-09048

Further, price verification groups, independent from the risk-taking functions, ensure that observable market prices and market based parameters are used for valuation wherever possible. For those products with material parameter risk for which market levels are not observable, an independent review of the assumptions made for pricing are performed.

In arriving at fair value, valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These monthly adjustments include dimensions such as counterparty credit quality, the Bank’s own creditworthiness, constraints on liquidity and unobservable parameters.

Table 52: Volume/rate analysis of changes in net interest income, page 98

6.	Please revise your future filings to disaggregate the changes in net interest income by each major category of interest-earning asset and interest-bearing liability as required by Item I.C of Industry Guide III.

In future annual filings, we will expand total interest-earning assets and interest-bearing liabilities by major category of interest-earning asset and interest bearing liability as presented on the Average Balance Sheet (Table 6 on page 31 of Exhibit 2 of our Form 40-F) with respect to the changes in net interest income.

Exhibit 3 – Consolidated Financial Statements

Note 1 – Significant accounting policies, page 117

Loans, page 119

7.	We note your policy for impaired loans that interest recognition is ceased and payments received on impaired loans are credited to the carrying value of the loan and not interest income. Please revise your future filings to disclose the amount of gross interest income that would have been recorded in the period then ended if the impaired loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period. Refer to the instructions of Item III.C.1 Industry Guide III.

We will provide additional disclosure in future annual filings on our estimate of the amount of gross interest income that would have been recorded in the period then ended if the impaired loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period. For fiscal 2011, the Bank estimates it would have recorded additional interest income of approximately $253 million, if it had not classified loans as impaired.

Response Letter

File No. 002-09048

Note 4 – Loans, page 126

8.	We note the subtotal of loans in the ‘(b) loans and acceptances by type of borrower’ tabular disclosure on page 127 is higher than the subtotal in the ‘(a) loans outstanding by geography’ table on page 126. We also note that the subtotals for each class of loans, like residential mortgages, in table (b) are less than the total of these same classes in table (a). Please tell us and revise your future filings to explain the differences, other than the inclusion of acceptances in table (b), in the loan subtotals of each table. For example, disclose whether table (b) is also net of unearned income and whether the balance column is net of the specific allowance.

The only difference between the subtotal of loans in ‘(b) loans and acceptances by type of borrower’ on page 127 and the subtotal in the ‘(a) loans outstanding by geography’ table on page 126 is the inclusion of ‘Customers’ liability under acceptances’ amounting to $8,172 million (2010—$7,616 million).

Furthermore, the subtotals for each class of loans in table (b) are net of the specific allowance, while the subtotals in (a) are gross of specific allowances, and therefore the corresponding subtotals in table (a) are higher. Both tables are net of unearned income. To ensure better clarity, in future annual filings, we will include an additional footnote to indicate that the amounts presented are net of specific allowances in note 4(b), Loans and acceptances by type of borrower.

Note 10, Deposits, page 132

9.	We note your tabular disclosure of deposits by business line and deposit type, the contractual maturities table on page 156 that includes deposits in the aggregate, and average deposits by business line in table T6 on page 31 of exhibit two. Please revise your future filings either here or in MD&A to present the average amount of and the average rate paid on each deposit category (e.g. interest-bearing demand deposits), that is in excess of 10 percent of average total deposits as required by Industry Guide III Item V.A. In addition, disclose the amount of time certificates of deposit and other time deposits in the amount of $100,000 or more by time remaining until maturity of three months or less; over three through six months; over six through 12 months; and over 12 months as of the end of the latest reported period.

In our future annual filing, we will provide the average amount of and the average rate paid on each deposit category required by the Guide. We are currently assessing the process to collect relevant information and anticipate providing the above required information in the 2013 annual filing.

Response Letter

File No. 002-09048

With respect to the required disclosure of time deposits over $100,000, we note that of the total deposits of $396 billion, $254 billion or 64% are issued in Canada. Of the deposits issued in foreign offices, the majority are greater than $100,000. As a result, in line with the requirement of the Guide and your comment above, we propose to enhance our disclosure by providing the amount of deposits over $100,000 issued in Canada by time remaining until maturity of three months or less; over three through six months; over six through 12 months; and over 12 months as of the end of the latest reported period. Based on operational requirements, we expect to be in a position to disclose this information in our 2013 annual filing.

Note 29 – Acquisitions, page 167

10.	We note you acquired the remaining 81% of DundeeWealth, Inc during Fiscal 2011 and that your consideration included cash and the issuance of common and preferred shares. We also note your disclosure beginning on page 140 that you converted the former stock options, share bonus awards, and retention awards of DundeeWealth to options based on your common shares. Please tell us how you accounted for these exchanges, the impact to the purchase consideration and/or compensation expense recorded, and whether the exchange includes future compensation expense. In addition, address whether there are difference(s) between Canadian GAAP and U.S. GAAP and Canadian GAAP to IFRS in the accounting for the share-based payment awards in a business combination.

The Bank was obligated (as per the acquisition agreement) to replace the DundeeWealth stock options, share bonus awards, and retention awards with awards based on the Bank’s common shares. As a result, all awards that were vested on the acquisition date were accounted for as part of the purchase consideration transferred.

The replacement resulted in a modification of the share-based awards (as required by CICA 1582 and CICA 3870). Consequently, the market-based measure of the replacement awards on the acquisition date has been used. Specifically, the market-based measure of the replacement awards included as part of the purchase consideration was the portion attributable to the pre-combination service (i.e., the vested portion) on the date of acquisition with no compensation expense recognized. Disclosures on page 167 include contributed surplus of $34 million recognized as part of the purchase consideration. This consideration relates to pre-combination service for these share-based awards.

Response Letter

File No. 002-09048

The market-based measure attributed to the post-combination service (i.e., the non-vested portion) is recognized as compensation expense over the remaining vesting period of the awards as determined by CICA 3870.

There were no applicable material GAAP differences with regards to the accounting related to the obligated replacement of the share-based awards as part of the acquisition of DundeeWealth between Canadian GAAP and US GAAP (Topic 805 and 718) or IFRS (IFRS 2 and 3). Differences between the underlying accounting for share-based payment among the GAAPs, e.g., the accounting policy for expected vs. incurred forfeitures, were not significant to the accounting for this acquisition.

Note 30 – Reconciliation of Canadian and United States GAAP, page 168

(a)	Consolidation of variable interest entities, page 169

11.	We note you consolidated your U.S. based multi-seller conduit as a result of the adoption of ASC Topic 810. Your disclosure on page 130 states that you sponsor three multi-seller conduits, two Canadian-based and one in the U.S. You also disclose on page 123 that you consolidated on Bank-sponsored multi-seller conduit and certain capital instrument trusts upon adoption of IFRS. Please address the following:

•	Explain the key differences between your Canadian-based and U.S.-based multi-seller conduits and why you only consolidated the U.S-based conduit under ASC Topic 810.

•

Revise your future filings to disclose which of your sponsored multi-seller conduits are consolidated under IFRS. In addition, provide a discussion similar to the one requested in the first bullet on why you consolidated only one of the three sponsored multi-seller conduits under IFRS.

For the Bank’s U.S.- and Canadian-based multi-seller conduits, each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. For assets purchased, there are supporting backstop liquidity facilities that are generally equal to 102% of the assets purchased or committed to be purchased. The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

Response Letter

File No. 002-09048

For the Bank’s U.S.-based multi-seller conduit, in addition, the Bank’s liquidity agreements with the conduit calls for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. Further, the Bank provides a program-wide credit enhancement (PWCE) to the conduit.

For the Bank’s Canadian-based multi-seller conduits, the liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided program-wide credit enhancement, although the Bank has issued an insignificant amount of partial credit enhancements for one of its Canadian conduits.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets, as well as the Bank’s PWCE give the Bank the obligation to absorb losses arising from the U.S. conduit that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. conduit under ASC 810.

The Bank’s exposure from the Canadian conduit does not provide an obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the Canadian conduits under ASC 810.

We will amend future annual filings to disclose that, under IFRS, the U.S.-based multi-seller conduit is consolidated and that the Canadian-based multi-sellers are not consolidated, as well as the key differences in the entities that result in different consolidation assessments.

•

Revise your future filings to clearly disclose which of the capital instruments you consolidated and de-consolidated under IFRS and why. Describe the capital instruments in the same manner as described in Note 6 of your Canadian GAAP financial statements.

We will amend future annual filings to disclose that, under IFRS, the following capital instrument funding vehicles were consolidated that were not previously consolidated under Canadian GAAP:

o	Scotiabank Capital Trust;
o	Scotiabank Tier 1 Trust; and
o	Scotiabank Subordinated Notes Trust.

Response Letter

File No. 002-09048

These vehicles were consolidated under IFRS due to the Bank’s decision-making power and ability to retain the majority of the benefits of the trusts. No funding vehicles were de-consolidated as a result of IFRS adoption.

In future annual filings, we will enhance our IFRS disclosure of these special purpose entities in line with Note 6 of our 2011 Canadian GAAP Financial Statements.

*****************************

The Bank acknowledges that:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require further information, please contact the undersigned, or Ms. Maria Theofilaktidis, Senior Vice-President and Chief Accountant at 416-866-4269.

Yours truly,

/s/ Sean McGuckin

Sean McGuckin

Executive Vice-President and Chief Financial Officer